Law Office of Gary A. Agron
5445 DTC Parkway, Suite 520
Greenwood Village, CO.
Telephone: (303) 770-7254

November 21, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Organic Alliance, Inc.
Amendment No. 1 to Registration Statement on
Form S-1--Amendment Number 3
File No. 333-152980

Attn:	Ramin M. Olson
Division of Corporation Finance

Dear Mr. Olson:

In response to the Staff’s comment letter to us dated November 6, 2008, we are enclosing herewith Amendment Number 3 to the Registration Statement on Form S-1 of Organic Alliance, Inc. (the “Company”).  We will respond to the Staff’s comments in the same order as set forth in its letter to us.

1.  We have revised our disclosure throughout the Prospectus to indicate that selling stockholders will sell their shares at the initial offering price of $1.05 per share until the shares are quoted on the Over-the-Counter Bulletin Board or they are listed on an exchange, at which point the selling stockholders may sell the registered shares at the prevailing market price.  We have replaced the term “Electronic Bulletin Board” with “Over-the-Counter Bulletin Board.”  Finally, we have revised the first paragraph of the cover page to indicate that we will file a post-effective amendment to this Prospectus to reflect the change to a market price when the shares begin quotation on the Over-the-Counter Bulletin Board.

2.  We are registering 2,638,260 shares.  Our current float (total shares outstanding minus shares held by affiliates) is 7,490,317 shares.  We arrived at this number by taking the total number of shares outstanding of 13,121,967 shares and then subtracted the following 5,631,650 shares which are held by affiliates:

Thomas Morrison	1,265,250
Alicia Smith Kriese	843,500
James Harold Haworth	843,500
Mathis Family Partners	461,818
Benny Doro	2,976,732
Lazzeri Family Trust	120,000
TOTAL:	5,631,650

Accordingly, we are registering 2,638,250 shares out of the float of 7,490,317 shares, or 35.2% of the float.

We have revised the disclosure on page 27 which indicates that total number of shares that are free-trading are 3,200,028.  We arrived at this number as follows.

Free-trading, unlegended shares outstanding
pursuant to the Chapter 11 Plan of Confirmation:	700,028
Shares sold in Regulation D, 504, offering as set
forth in Item 15(iv) of Part II:	2,500,000

TOTAL:	3,200,028

3.  In response to comment two in the Staff’s letter to us dated October 3, 2008, please be advised as follows:

●
There are 22 selling stockholders, each of whom are selling the following percentage of the total of 2,638,250 shares being offered.  The names of the selling stockholders and the percentages of their shares offered for sale are set forth under “Selling Stockholders”;

●
All of the selling stockholders (except the selling stockholders who were employees and consultants and received a total of 130,000 shares) received their shares in connection with our acquisition of Organic Texas on April 29, 2008;

●
None of the selling stockholders has any relationship to us, except with respect to consultants and employees whose names are included in the “Selling Stockholders” section of the Prospectus. None of the selling stockholders are 10% or greater shareholders or affiliates of our Company;

●
There is no relationship between selling stockholders to our knowledge, except that William J. Gallagher is the father of W. H. Ben Gallagher.  Neither are affiliates as each owns less than 10% of our outstanding shares;

●
We did not receive any proceeds from the sale of shares to our selling stockholders as all shares were issued in connection with our acquisition of Organic Texas or represent the 130,000 shares which we issued to employees and consultants for services rendered;

●	None of the selling stockholders is in the business of buying or selling securities.

4.  W. H. Ben Gallagher is the adult son of William J. Gallagher but does not reside with him, nor is he a dependent of William J. Gallagher.   Accordingly, we do not think it appropriate to “group” W. H. Ben Gallagher, and the two entities (Z Best and ZZ Bottom) for which William Gallagher acts as President.

5.  We have indicated that Mr. Morehouse, as trustee, and Messrs. Lippincott and William J. Gallagher, as Presidents, exercised voting and dispositive powers regarding the shares they hold in our Company.

6.  The names of the two selling stockholders who received the 130,000 shares as consultants and the consideration we received for the share issuances are set forth in Part II, Item 15(iii).

7.  We have revised the last column of the table to indicate the amount and the percentage of shares that each selling stockholder will continue to own after the offering.

8.  We have so revised the Exhibit Index.

9.  We altered the Exchange Agreement by increasing the number of warrants referred to therein from 1,000,000 to 1,028,000, as the 1,000,000 number was a typographical error, and the change in amount from 1,000,000 to 1,028,000 is, in our judgment, little more than a rounding error and not material.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,

/s/ Gary A. Agron

Gary A. Agron

GAA/jp

Enclosures

cc:           William J. Gallagher